Exhibit 99.1

Gerdau Ameristeel Announces Completion of
10 3/8% Senior Notes Redemption

Tampa, FL, August 31, 2009 - Gerdau Ameristeel Corporation (the “Company”) (NYSE: GNA; TSX: GNA) today announced that it has completed the previously announced redemption of its $405 million 10 3/8% Senior Notes due 2011 (the “Notes”) at a redemption price in the amount of $417,626,662, representing 101.792% of the outstanding principal amount plus accrued interest to the redemption date (the "Redemption Price"). The Redemption Price was paid entirely with cash and the Notes were paid in full and are no longer outstanding.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes nor does it constitute a notice of redemption of the 10 3/8% Senior Notes due 2011.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities, and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

Investor Relations Contact

Barbara Smith
Vice President and Chief Financial Officer
Phone: (813) 319-4324
Email: basmith@gerdauameristeel.com

Media Contact

Philip K. Bell
Director, External Communications and Public Affairs
Phone: (813) 207-2315
Email: pbell@gerdauameristeel.com